



February 7, 2019

Third Quarter FY'19 Earnings Conference Call

Daniel J. Crowley, *President and Chief Executive Officer*

James F. McCabe Jr., *Senior Vice President and Chief Financial Officer*



Forward Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "project", "may", "will", "should", "could", or similar words suggesting future outcomes or outlooks. These forward-looking statements include, but are not limited to, statements of expectations of or assumptions about strategic actions, objectives, expectations, intentions, aerospace market conditions, aircraft production rates, financial and operational performance, revenue and earnings growth and profitability and earnings results. These statements are based on the current projections, expectations and beliefs of Triumph's management. These forward looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from any expected future results, performance or achievements, including, but not limited to, competitive and cyclical factors relating to the aerospace industry, dependence on some of Triumph's business from key customers, requirements of capital, uncertainties relating to the integration of acquired businesses, general economic conditions affecting Triumph's business segments, product liabilities in excess of insurance, technological developments, limited availability of raw materials or skilled personnel, changes in governmental regulation and oversight and international hostilities and terrorism. Further information regarding the important factors that could cause actual results, performance or achievements to differ from those expressed in any forward looking statements can be found in Triumph's reports filed with the SEC, including in the risk factors described in Triumph's Annual Report on Form 10-K for the fiscal year ended March 31, 2018.

Overview

- Revenue up YOY 4% in Q3

  - Delivered organic growth of 7% YOY

  - All 3 segments up organically for the third consecutive quarter

- Adj. operating margins improved sequentially across all 3 segments

- Recent actions de-risk portfolio and position TGI for FY20 and beyond

- Reaffirm full year Revenue, Adjusted EPS and FCF guidance





On Track to Deliver on FY 19 Financial Commitments

Sales Growth Drivers

			Q3	Full Year
FY'18			**$775M**	**$3.2B**
Divestitures			(43M)	(146M)
Revenue Recognition			22M	NM
TIS	Organic Narrow body ramping (737, 787, A320), military platforms		⬆ 6%	⬆ 7-9%
TPS	Organic Accessory Components		⬆ 5%	⬆ 4-5%
TAS	Organic Primarily driven by Global 7500 program		⬆ 8%	⬆ 7-8%
FY'19			**$808M**	**$3.3B - $3.4B**

All Three Business Units Growing Organically

Rate Increases & Awards Driving Organic Growth

- YTD Book to Bill 1.0
  - TIS Book to Bill 1.06

- Q3 Backlog $4.3B
  - Excludes $1B in new wins not yet reflected in Backlog

Competitive Wins	Customer	BU
Engineering Services	Military Drone	TAS
Integrated Systems	Military Drone	TIS
Component Maintenance	US Airline	TPS
Multi-ATA Components	US Cargo Airline	TPS

Follow-on Business	Customer	BU
Legacy Mechanical Controls	Airbus	TIS
Engine Accessories Repair	Vietnam Airlines	TPS
Spares and MRO	Various	TIS
Thrust Reversers Modifications	NokScoot Airlines	TPS
T-55 Engine Controls Multi-Year	Honeywell	TIS

Partnerships	Customer	BU
Honeywell Parts Supply Agreement	Commercial MRO	TPS
Honeywell Certified Repair Center	Commercial MRO	TPS



Expanding military, Asian MRO, and long-term partnerships

TGI Path to Value Update

Turnaround activities positioning Triumph for future long term success

 **Facility Consolidations**

- Anticipate **~44%** reduction in facilities from 74 to 40 since 2016
- **2** more consolidations near completion
- Reduced footprint by **~4 million** Sq. Ft.

 **Rightsizing Organization**

- Ending headcount is expected to be **~10,000** in FY20 from **15,600** in FY16
- Leverage **Lean** and **Six Sigma programs** to improve efficiency

 **Portfolio Consolidation**

- Reduce operating units from **47** to **11**, simplifying the structure
- Since FY16 divested over **$260M** of sales from non-core operating business
- Additional **~$300M** to close by end of FY19
- Transfer Global 7500 program to BBA

 **Strategic Partnerships**








 **Key Leadership Appointments**

- New operational and functional senior leadership in place
- EVP's for Integrated Systems and Product Support in Q3

 **Supply Chain Improvements**

- Supplier count reduced **20%**
- Reduced indirect spending **7%** and overall supply chain spend by **$85M** since FY17
- Reinvested savings into program efficiency

On Path to Stronger Triumph



	FY2019 TTM Dec	Path to Value Actions	FY2019 PF TTM Dec *
REVENUE GROWTH	TIS/TPS ~ 4% TAS ~ 7%	*Shrink to grow in core businesses*	TIS/TPS ~ 4% TAS ~ (4%)
CONTRACT MANUFACTURING %	~ 61%	*Shift toward higher IP and aftermarket product offerings*	~ 53%
EBITDA MARGIN	~ 4%	*Leaner model; increased profits*	~ 7%
BACKLOG GROWTH	~ Flat	*Increased; profitable backlog*	~ 7%

$2.8B

TGI ANNUAL REVENUE*

PRODUCT SUPPORT

$0.3B PF Sales
~15% Margin
FY21 ~18%

- Accessory Component Repair
- Interior Refurbishment
- Structural Component Repair
- Fuel System Services
- Line Maintenance

INTEGRATED SYSTEMS

$1.0B PF Sales
~16% Margin
FY21 ~21%

- Electro-Mechanical Actuation
- Fluid Power
- Mechanical Actuation
- Fuel Systems
- Gear Systems

AEROSPACE STRUCTURES

$1.5B PF Sales
~3% Margin
FY21 ~12%

- Composite Components
- Interiors
- Military Structures
- Commercial Structures

Proforma represents divestitures completed or pending in FY19. See appendix for details.

Portfolio Transformation Impact

FY19 TTM Dec Sales


PF FY19 TTM Dec Sales


De-risking Actions

G650 and E2 production outsourcing

Global 7500 wing program divested

Machining & Fabrication divestitures

Other non-core businesses divested

FY19 TTM Dec Adj. EBITDAP


PF FY19 TTM Dec Adj. EBITDAP


* Proforma represents divestitures completed or pending in FY19. See appendix for details.

Consolidated Quarterly Results

($ in millions)	FY'19 Q3	FY'18 Q3
Net Sales	$808	$775
Operating Loss	(17)	(154)
Operating Margin	(2)%	(20)%
Adjusted Operating Income	$38	$43
Adjusted Operating Margin	5%	5%

- Organic sales increased 7%, excluding divestitures and impact of ASC 606
  - Increased across all 3 segments

- FY19 Q3 Adjusted operating income excludes:
  - $40M G7500 Forward Loss Charge
  - $9M E2 Forward Loss Charge
  - $3M G280 Forward Loss Charge
  - $2M Restructuring Costs

- FY18 Q3 Adjusted operating income excludes:
  - $190M Goodwill Impairment Charge
  - $6M Restructuring Costs

Growing Revenue - addressing Loss-Making Programs

Integrated Systems

 

GE additive manufacturing machines recently installed in the Triumph – Seattle facility.

Highlights

- Installation and startup of GE additive manufacturing machines producing titanium and aluminum

- YTD book-to-bill of 1.1:1

Year Over Year Comparison



Net Sales ($ in M)

FY'19 Q3: $252
FY'18 Q3: $239

Operating Margin (%)

FY'19 Q3: 16%
FY'18 Q3: 18%

Financial

- Net sales increase included:
  - Organic growth ~6% driven by OE volumes in A320, 737 and 787
- Operating margin decline versus prior year driven by sales mix shift versus prior year and costs relating to ongoing consolidation
- Consolidation impact on margin was 47 bps
- Sequential margin improved 50 bps

Growing Topline - Restructuring will benefit FY20

Product Support



Triumph Product Support to provide CF6-80C2 Thrust Reverser MRO services

Year Over Year Comparison



Net Sales ($ in M)

- FY'19 Q3: $71
- FY'18 Q3: $68

Operating Margin (%)

- FY'19 Q3: 16%
- FY'18 Q3: 18%

Highlights

- Key strategic partnership with Honeywell
  - Expands relationship as channel partner which enhances growth potential
- Awarded 3-year contract with domestic airline for MRO support of 15 Heat Transfer Products

Financial

- Net sales change included:
  - Organic growth ~5% due primarily to increased demand of accessory and structural components mainly in Asia
- Operating margin decline year over year due to mix focused more on next-generation platforms in FY19

Partnering to Expand Global Reach

Aerospace Structures



Airbus A350





Highlights

- Completed key strategic transformation actions
  - Global 7500 Transfer
  - Divestiture of Fabrication and Machining Businesses

Financial

- Net sales increased included
  - Organic growth adjusted for divestitures and revenue recognition of 8% due to Global 7500 production

- Net unfavorable cumulative catch-up adjustments on long term contracts of ($48M), primarily ($40M) on Global 7500, ($9M) on E2 Jet and ($3M) on G280
  - Adjusting for the above identified cumulative catch-ups, Adjusted Operating Margin is 0%

Financial Performance to Improve year-over-year

Free Cash Flow Walk

Consolidated ($ in millions)	FY'19 Q3	FY'19 Q3 YTD
Net Income	$ (31)	$ (122)
Non-cash items:		
Depreciation & Amortization	37	114
Interest Expense & Other	29	84
Amortization of Acquired Contracts	(15)	(49)
Loss on divestiture	--	18
Adoption of ASU 2017-07 (Pension Acctg.)	--	87
Pension Income	(13)	(39)
OPEB Income	(3)	(9)
Income Tax Expense	--	3
Cash uses:		
Working Capital Change	31	(214)
Interest Payments	(26)	(63)
Capital Expenditures	(11)	(35)
OPEB Payments	(3)	(9)
Tax Refunds, net	(1)	6
Free Cash Use	$ (6)	$ (228)

Triumph Group — Third Quarter FY'19

Cash Drivers

- Restructuring used $2M in Q3, $18M YTD

- Net working capital growth of $214M includes:

  ○ Repayment of prior customer advances of $45M in Q3, $177M YTD

- Cash use on Global 7500 of $33M in Q3, $206M YTD

- Timing benefit related to payables $14M in Q3, $125M YTD

Free Cash Flow use driven by advance repayments and Global 7500

See Appendix for reconciliation of cash used in operations to free cash use

Net Debt & Liquidity

($ in millions)	FY'19 Q3
Cash	$ (29)
$750M Revolving Credit Facility	331
$125M Receivable Securitization Facility	96
Capital Leases	46
2013 Senior Notes Due 2021	375
2014 Senior Notes Due 2022	300
2017 Senior Notes Due 2025	500
Net Debt	$ 1,619

- Cash and Availability ~ $417M

- Senior Secured Leverage Ratio ~2.0x vs. 3.5x

- Interest Coverage Ratio ~ 2.62x vs. 2.25x

- Proceeds of recent announced divestitures not reflected

Sufficient Liquidity & Covenant Compliant

FY'19 Guidance

Net Sales	$3.3B - $3.4B
Adjusted EPS *	$1.50 - $2.10
Effective Tax Rate ^	~ 17%
Capital Expenditures	$50M - $60M
Free Cash Use*	$(200M) - $(250M)

Reaffirm Full-Year Guidance

*see adjustments in the appendix
^ Represents the effective tax rate assumed in adjusted earnings per share

FY'19 Cash Flow Guidance

$ in millions	Q3 QTD	YTD Actual	Guidance Range	
Cash from/(used) operations	$4	($193)	($150)	($190)
Capital expenditures	(10)	(35)	(50)	(60)
Free cash use	(6)	(228)	(200)	(250)
Includes:				
Repayment of advances	45	177	183	183
Global 7500 program	33	206	222	222

Working Capital Improvements Fuel Performance

See Appendix for reconciliation of cash used in operations to free cash use

Proforma TTM Dec FY'19 Results*

Net Sales	Actual TTM Dec 19	Pro Forma TTM Dec 19
Integrated Systems	1,030	1,030
Product Support	289	288
Aerospace Structures	2,101	1,472
Corporate/Eliminations	(27)	(27)
Total	$ 3,393	$ 2,763
Adj. EBITDAP		
Integrated Systems	165	165
Product Support	51	50
Aerospace Structures	3	55
Corporate/Eliminations	(83)	(83)
Total	$ 136	$ 186
Adj. EBITDAP Margin	4.0%	6.7%
Free Cash Use	$ (329)	$ (72)

Divestitures Improve Adjusted EBITDAP and Free Cash Flow

Proforma represents divestitures completed or pending in FY19. See appendix for details.





Concluding Remarks

- **FY'19 on track for full year guidance**

- **Cash use declining in FY'19 and on track for positive Free Cash Flow in FY'20**

- **Restructuring in FY'16 - 19 sets foundation for EPS growth in FY'20 - 22**



Our Vision

We aspire to be the premier design, manufacturing and support company whose comprehensive capabilities, integrated processes and innovative employees advance the safety and prosperity of the world.

Our Mission

As One Team, we partner with our customers to triumph over the hardest aerospace, defense and industrial challenges, enabling us to deliver value to our shareholders.

Our Values

Integrity

Continuous Improvement

Teamwork

Innovation

Act with Velocity

Appendix

Top Programs

Integrated Systems

Boeing 737

Airbus A320, A321

Boeing 787

Boeing AH-64

Sikorsky UH60

Boeing CH-47

Boeing V-22

Lockheed Martin F-35

Boeing F-18

Bell Helicopter 429

**Represents 57% of
Integrated Systems backlog**

Aerospace Structures

Gulfstream

Boeing 767, Tanker

Boeing 747

Boeing 787

Boeing 777

Boeing 737

Airbus A350

Airbus A330, A340

Boeing V-22

Global Hawk

**Represents 75% of
Aerospace Structures backlog**

Supplemental Data

Pension/OPEB Analysis ($ in millions)	FY'18	FY'19
Pension Expense (Income) ^	≈ ($61)	≈ ($51)
Cash Pension Contribution	≈ $5	≈ $2
OPEB Expense (Income) ^	≈ ($11)	≈ ($10)
Cash OPEB Contribution	≈ $12	≈ $12

- The Company recognized the cumulative effect from the adoption of ASU 2017-07 of $87M as a current period charge to earnings in our first quarter of fiscal year ended March 31, 2019.

  ^ Excludes impact from one-time adjustments such as curtailments, settlements or special termination benefits.

Non-GAAP Disclosure

FINANCIAL DATA (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES
(dollars in thousands)

Non-GAAP Financial Measures Disclosures

Adjusted income from continuing operations, before income taxes, adjusted income from continuing operations and adjusted income from continuing operations diluted per share, before non-recurring costs has been provided for consistency and comparability. These measures should not be considered in isolation or as alternatives to income from continuing operations before income taxes, income from continuing operations and income from continuing operations per diluted share presented in accordance with GAAP. The following tables reconcile income from continuing operations before income taxes, income from continuing operations, and income from continuing operations per diluted share, before non-recurring costs.

	Three Months Ended December 31, 2018		
	Pre-Tax	After-Tax	Diluted EPS
Loss from Continuing Operations - GAAP	$ (29,722)	$ (30,945)	$ (0.62)
Adjustments:			
Global 7500 forward loss charge	40,498	40,498	0.81
E2 Jet program forward loss charge	9,162	7,604	0.15
G280 program forward loss charge	2,516	2,088	0.04
Restructuring costs	2,327	1,891	0.04
Adjusted Income from Continuing Operations - Non-GAAP	$ 24,781	$ 21,136	$ 0.42

	Nine Months Ended December 31, 2018			
	Pre-Tax	After-Tax	Diluted EPS	FY19 EPS Guidance Range
Loss from Continuing Operations - GAAP	$ (119,416)	$ (122,155)	$ (2.46)	$(1.20) - $(0.50)
Adjustments:				
Adoption of ASU 2017-07	87,241	85,474	1.71	$1.71
Loss on divestitures	17,837	17,837	0.36	$0.36
Global 7500 forward loss charge	60,424	57,664	1.16	$1.16
E2 Jet program forward loss charge	9,162	7,604	0.15	$0.15
G280 program forward loss charge	2,516	2,088	0.04	$0.04
Reduction of prior Gulfstream forward loss	(7,624)	(6,328)	(0.13)	$(0.13)
Restructuring costs	18,206	15,111	0.30	$0.45 - $0.50
Refinancing costs	1,281	1,063	0.02	0.02
Adjusted Income from Continuing Operations - Non-GAAP	$ 69,627	$ 58,359	$ 1.17 *	$1.50 - $2.10

* Difference due to rounding

Non-GAAP Disclosure

FINANCIAL DATA (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES
(dollars in thousands)

Non-GAAP Financial Measures Disclosures

Adjusted income from continuing operations, before income taxes, adjusted income from continuing operations and adjusted income from continuing operations diluted per share, before non-recurring costs has been provided for consistency and comparability. These measures should not be considered in isolation or as alternatives to income from continuing operations before income taxes, income from continuing operations and income from continuing operations per diluted share presented in accordance with GAAP. The following tables reconcile income from continuing operations before income taxes, income from continuing operations, and income from continuing operations per diluted share, before non-recurring costs.

	Three Months Ended December 31, 2017			
	Pre-Tax	After-Tax	Diluted EPS	
Loss from Continuing Operations - GAAP	$ (145,540)	$ (113,252)	$ (2.29)	
Adjustments:				
Goodwill impairment	190,227	181,540	3.65	
Curtailment & settlement, net	(15,099)	(14,374)	(0.29)	
Restructuring costs (non-cash - included in depreciation)	382	364	0.01	
Restructuring costs (cash)	6,149	5,854	0.12	
Estimated impact of tax reform	—	(22,398)	(0.45)	
Adjusted Income from Continuing Operations - Non-GAAP	$ 36,119	$ 37,734	$ 0.76	*

	Nine Months Ended December 31, 2017			
	Pre-Tax	After-Tax	Diluted EPS	
Loss from Continuing Operations - GAAP	$ (154,676)	$ (120,561)	$ (2.44)	
Adjustments:				
Loss on divestiture	20,371	20,371	0.41	
Goodwill impairment	190,227	181,540	3.66	
Curtailment & settlement, net	(14,576)	(13,876)	(0.28)	
Refinancing costs	1,986	1,891	0.04	
Restructuring costs (non-cash - included in depreciation)	2,538	2,416	0.05	
Restructuring costs (cash)	33,751	32,131	0.65	
Estimated impact of tax reform	—	(22,398)	(0.45)	
Adjusted Income from Continuing Operations - Non-GAAP	$ 79,621	$ 81,514	$ 1.64	*

* Difference due to rounding

Non-GAAP Disclosure

FINANCIAL DATA (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES
(dollars in thousands)

The following table reconciles our Operating income to Adjusted Operating income as noted on previous slides

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2018	**2017**	**2018**	**2017**
Operating Income - GAAP	$ (16,933)	$ (154,206)	$ (85,482)	$ (155,234)
Adjustments:				
Adoption of ASU 2017-07	-	-	87,241	-
Loss on divestitures	-	-	17,837	20,371
Global 7500 forward loss charge	40,498	-	60,424	-
E2 Jet program forward loss charge	9,162	-	9,162	-
G280 program forward loss charge	2,516	-	2,516	-
Reduction of prior Gulfstream forward loss	-	-	(7,624)	-
Goodwill Impairment	-	190,227	-	190,227
Restructuring costs (non-cash - included in depreciation)	-	382	-	2,538
Restructuring costs (cash)	2,327	6,149	18,206	33,751
Adjusted Operating Income-non-GAAP	$ 37,570	$ 42,552	$ 102,280	$ 91,653

Triumph Group

Non-GAAP Disclosure

(Continued)

FINANCIAL DATA (UNAUDITED)

TRIUMPH GROUP, INC. AND SUBSIDIARIES
(dollars in thousands)

Non-GAAP Financial Measures Disclosures (continued)

Cash provided by operations has been provided for consistency and comparability. We also use free cash flow available for debt reduction as a key factor in planning for and consideration of strategic acquisitions, stock repurchases and the repayment of debt. This measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating results presented in accordance with GAAP. The following table reconciles cash provided by operations to free cash flow available for debt reduction.

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2018	2017	2018	2017
Cash (used in) provided by operations	$ 4,063	$ 100,786	$ (193,116)	$ (198,279)
Less:				
Capital expenditures	(10,570)	(9,157)	(34,824)	(31,932)
Free cash flow (use)	$ (6,507)	$ 91,629	$ (227,940)	$ (230,211)

	Guidance
Cash (used in) provided by operations	$ (150,000-190,000)
Less:	
Capital expenditures	(50,000 - 60,000)
Free cash flow (use)	$ (200,000 - 250,000)

We use "Net Debt to Capital" as a measure of financial leverage. The following table sets forth the computation of Net Debt to Capital:

	December 31, 2018	March 31, 2018
Calculation of Net Debt		
Current portion	$ 14,460	$ 16,527
Long-term debt	1,619,233	1,421,757
Total debt	1,633,693	1,438,284
Plus: Deferred debt issuance costs	14,117	16,949
Less: Cash	(28,664)	(35,819)
Net debt	$ 1,619,146	$ 1,419,414
Calculation of Capital		
Net debt	$ 1,619,146	$ 1,419,414
Stockholders' (deficit) equity	(276,497)	450,534
Total capital	$ 1,342,649	$ 1,869,948
Percent of net debt to capital	120.6%	75.9%

Non-GAAP Disclosure

The following includes a discussion of our consolidated and business segment results of operations. The Company's diverse structure and customer base do not allow for precise comparisons of the impact of price and volume changes to our results. However, we have disclosed the significant variances between the respective periods.

Non-GAAP Financial Measures
We prepare and publicly release quarterly unaudited financial statements prepared in accordance with U.S. GAAP. In accordance with Securities and Exchange Commission (the "SEC") guidance on Compliance and Disclosure Interpretations, we also disclose and discuss certain non-GAAP financial measures in our public filings and earning releases. Currently, the non-GAAP financial measures that we disclose are Adjusted EBITDA, which is our income from continuing operations before interest, income taxes, amortization of acquired contract liabilities, legal settlements, depreciation and amortization; and Adjusted EBITDAP, which is Adjusted EBITDA, before pension. We disclose Adjusted EBITDA on a consolidated and Adjusted EBITDAP on a consolidated and a reportable segment basis in our earnings releases, investor conference calls and filings with the SEC. The non-GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies. Also, in the future, we may disclose different non-GAAP financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations with our previously reported results of operations.

We view Adjusted EBITDA and Adjusted EBITDAP as operating performance measures and, as such, we believe that the U.S. GAAP financial measure most directly comparable to it is net income. In calculating Adjusted EBITDA and Adjusted EBITDAP, we exclude from net income (loss) the financial items that we believe should be separately identified to provide additional analysis of the financial components of the day-to-day operation of our business. We have outlined below the type and scope of these exclusions and the material limitations on the use of these non-GAAP financial measures as a result of these exclusions. Adjusted EBITDA and Adjusted EBITDAP are not measurements of financial performance under U.S. GAAP and should not be considered as a measure of liquidity, as an alternative to net income (loss), income from continuing operations, or as an indicator of any other measure of performance derived in accordance with U.S. GAAP. Investors and potential investors in our securities should not rely on Adjusted EBITDA or Adjusted EBITDAP as a substitute for any U.S. GAAP financial measure, including net income (loss) or income from continuing operations. In addition, we urge investors and potential investors in our securities to carefully review the reconciliation of Adjusted EBITDA and Adjusted EBITDAP to net income (loss) set forth below, in our earnings releases and in other filings with the SEC and to carefully review the U.S. GAAP financial information included as part of our Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K that are filed with the SEC, as well as our quarterly earnings releases, and compare the U.S. GAAP financial information with our Adjusted EBITDA and Adjusted EBITDAP.
Adjusted EBITDA and Adjusted EBITDAP are used by management to internally measure our operating and management performance and by investors as a supplemental financial measure to evaluate the performance of our business that, when viewed with our U.S. GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our business. We have spent more than 20 years expanding our product and service capabilities, partially through acquisitions of complementary businesses. Due to the expansion of our operations, which included acquisitions, our income from continuing operations has included significant charges for depreciation and amortization. Adjusted EBITDA and Adjusted EBITDAP exclude these charges and provides meaningful information about the operating performance of our business, apart from charges for depreciation and amortization. We believe the disclosure of Adjusted EBITDA and Adjusted EBITDAP helps investors meaningfully evaluate and compare our performance from quarter to quarter and from year to year. We also believe Adjusted EBITDA and Adjusted EBITDAP are measures of our ongoing operating performance because the isolation of non-cash charges, such as depreciation and amortization, and non-operating items, such as interest, income taxes, pension and other postretirement benefits, provides additional information about our cost structure and, over time, helps track our operating progress. In addition, investors, securities analysts and others have regularly relied on Adjusted EBITDA and Adjusted EBITDAP to provide financial measures by which to compare our operating performance against that of other companies in our industry.

Non-GAAP Disclosure

Set forth below are descriptions of the financial items that have been excluded from our net income to calculate Adjusted EBITDA and Adjusted EBITDAP and the material limitations associated with using these non-GAAP financial measures as compared to net income (loss) or income from continuing operations:
• Divestitures may be useful for investors to consider because they reflect gains or losses from sale of operating units. We do not believe these earnings necessarily reflect the current and ongoing cash earnings related to our operations.
• Legal settlements may be useful for investors to consider because it reflects gains or losses from disputes with third parties. We do not believe these earnings necessarily reflect the current and ongoing cash earnings related to our operations.
• Non-service defined benefit income from our pension and other postretirement benefit plans (inclusive of the adoption of ASU 2017-07) may be useful for investors to consider because they represent the cost of post retirement benefits to plan participants, net of the assumption of returns on the plan's assets and are not indicative of the cash paid for such benefits. We do not believe these earnings (expenses) necessarily reflect the current and ongoing cash earnings related to our operations.
• Amortization of acquired contract liabilities may be useful for investors to consider because it represents the non-cash earnings on the fair value of off-market contracts acquired through acquisitions. We do not believe these earnings necessarily reflect the current and ongoing cash earnings related to our operations.
• Amortization expense (including intangible asset impairments) may be useful for investors to consider because it represents the estimated attrition of our acquired customer base and the diminishing value of product rights and licenses. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.
• Depreciation may be useful for investors to consider because it generally represents the wear and tear on our property and equipment used in our operations. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.
• The amount of interest expense and other we incur may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense and other to be a representative component of the day-to-day operating performance of our business.
• Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes during the period and may reduce the amount of funds otherwise available for use in our business. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.

Management compensates for the above-described limitations of using non-GAAP measures only to supplement our U.S. GAAP results and to provide additional information that is useful to gain an understanding of the factors and trends affecting our business.

The unaudited pro forma condensed financial data for the trailing twelve months ended December 31, 2018 assumes that the recently completed transition of the Global 7500 Program, as well as the combined effect of the RPL, Fabrications and Machining transactions and the combined effect of the TS-LI and fiscal 2019 divestitures all took place on January 1, 2017. Triumph's unaudited consolidated statements of operations for the three months ended March 31, 2018 and nine months ended December 31, 2018 have been adjusted to remove the financial results of the Global 7500 Program, as well as the combined financial results of the RPL, Fabrications and Machining transactions and the combined financial results of the TS-LI and fiscal 2019 divestitures.

Non-GAAP Disclosure

($ in millions)	Three months ended March 31, 2018 As Reported	Global 7500 Transition	Pending divestitures^	Completed divestitures#	Three months ended March 31, 2018 Pro Forma	Nine months ended December 31, 2018 As Reported	Global 7500 Transition	Pending divestitures^	Completed divestitures#	Nine months ended December 31, 2018 Pro Forma	Trailing twelve months December 31, 2018 Pro Forma
Integrated Systems	$ 275	$ -	$ -	$ -	$ 275	$ 754	$ -	$ -	$ -	$ 754	$ 1,030
Aerospace Structures	550	(18)	(75)	(42)	415	1,551	(216)	(225)	(53)	1,057	1,472
Product Support	79	-	-	1	80	210	-	-	(2)	207	288
Eliminations	(8)	-	-	-	(8)	(19)	-	-	-	(19)	(27)
Net Sales	$ 897	$ (18)	$ (75)	$ (41)	$ 763	$ 2,496	$ (216)	$ (225)	$ (56)	$ 1,999	$ 2,763
Integrated Systems	$ 55	$ -	$ -	$ -	$ 55	$ 115	$ -	$ -	$ -	$ 115	$ 170
Aerospace Structures	(325)	(4)	3	2	(323)	(152)	79	12	2	(58)	(382)
Product Support	14	-	-	(0)	13	31	-	-	(1)	30	43
Corporate	(24)	-	-	-	(24)	(79)	-	-	-	(79)	(103)
Operating Income	$ (280)	$ (4)	$ 3	$ 2	$ (279)	$ (85)	$ 79	$ 12	$ 2	$ 8	$ (271)
Integrated Systems	$ 8	$ -	$ -	$ -	$ 8	$ 22	$ -	$ -	$ -	$ 22	$ 30
Aerospace Structures	373	(2)	(4)	(2)	366	85	(4)	(12)	(2)	67	433
Product Support	2	-	-	(0)	2	5	-	-	(0)	5	6
Corporate	1	-	-	-	1	2	-	-	-	2	3
Depreciation & Amortization	$ 384	$ (2)	$ (4)	$ (2)	$ 376	$ 114	$ (4)	$ (12)	$ (2)	$ 96	$ 472
Integrated Systems	$ (10)	$ -	$ -	$ -	$ (10)	$ (26)	$ -	$ -	$ -	$ (26)	$ (36)
Aerospace Structures	(23)	-	-	-	(23)	(23)	-	-	-	(23)	(46)
Amortization of acquired contract liabilities	$ (33)	$ -	$ -	$ -	$ (33)	$ (49)	$ -	$ -	$ -	$ (49)	$ (82)
Other EBITDA Adjustments											
Loss on divestitures (1)	$ 10	$ -	$ -	$ -	$ 10	$ 18	$ -	$ -	$ -	$ 18	$ 28
Curtailment & settlement gain, net (1)	$ (11)	$ -	$ -	$ -	$ (11)	$ -	$ -	$ -	$ -	$ -	$ (11)
Adoption of ASU 2017-07 (2)	$ -	$ -	$ -	$ -	$ -	$ 87	$ (18)	$ -	$ -	$ 70	$ 70
Integrated Systems	$ 53	$ -	$ -	$ -	$ 53	$ 112	$ -	$ -	$ -	$ 112	$ 165
Aerospace Structures	26	(5)	(1)	(0)	19	(3)	58	0	0	55	74
Product Support	15	-	-	(0)	15	36	-	-	(1)	35	50
Corporate	(24)	-	-	-	(24)	(59)	-	-	-	(59)	(83)
Adjusted EBITDA	$ 70	$ (5)	$ (1)	$ (1)	$ 63	$ 85	$ 58	$ 0	$ (1)	$ 143	$ 206
Non-service defined benefit income (2)	(19)	-	-	-	(19)	-	-	-	-	-	(19)
Adjusted EBITDAP	$ 51	$ (5)	$ (1)	$ (1)	$ 44	$ 85	$ 58	$ 0	$ (1)	$ 143	$ 186
Cash flow used in (provided by) operations	$ (91)	$ 64	$ (2)	$ (21)	$ (50)	$ (193)	$ 207	$ 9	$ (3)	$ 19	$ (30)
Capital expenditures	(10)	-	0	0	(10)	(35)	-	3	0	(32)	(42)
Free cash flow (use)	$ (101)	$ 64	$ (2)	$ (20)	$ (59)	$ (228)	$ 207	$ 12	$ (3)	$ (13)	$ (72)

Notes>

All amounts are unaudited

Columns (C) + (D) = Actual trailing twelve months ended December 31, 2018

^ includes effect of the signed agreements, subject to customary conditions to closure for the pending divestitures of the Machining and Fabrication businesses, expected to close in first half of calendar 2019

includes completed sales of Long Island (Mar 2018), East Texas (Jul 2018), Long & Large (Aug 2018) and RPL (Jan 2019)

(1) Adjustment included in Corporate results

(2) Adjustment included in Aerospace Structures results; Non-service defined benefit income included within Operating Income prior to April 1, 2018







